EXHIBIT 20


OCTOBER 28, 1999
                                      RESULTS THIRD QUARTER 1999
                                      --------------------------

Dear Shareholders:

     For the third quarter of 1999, Crown Central Petroleum had a net loss of $6.0 million ($0.61 per share) compared to a net profit of $3.1 million ($0.31 per share) for the same period in 1998. Sales and operating revenues in the quarter amounted to $359.9 million compared to $312.5 million last year. For the first nine months of the year, Crown reported a net loss of $28.9 million ($2.93 per share) on revenues of $866.5 million. This compares to a net loss of $12.8 million ($1.30 per share) on revenues of $979.3 million for the same period in 1998.

     The $4.54 per barrel margin realized by the Company's refineries in the third quarter compared favorably with the market 20 day delayed Gulf Coast 3.2.1 crack spread of $4.00 per barrel. This performance reflects the Company's ability to produce above market performance in a challenging refining environment.

     West Texas Intermediate crude oil prices averaged $21.72 per barrel in the third quarter, up 53% from last year's third quarter average of $14.18 per barrel. Crude prices increased from a low of $19.32 per barrel at the beginning of the quarter to $24.46 per barrel at its close.

     Accordingly, under the last-in, first-out (LIFO) method used by the Company for recording inventory, rising crude prices negatively impacted reported results. The LIFO inventory provision was $29.1 million for the third quarter and $50.6 million for the first nine months of 1999. Conversely, falling crude prices in 1998 resulted in a LIFO recovery for the third quarter and the first nine months.

	Although the Company realized a net loss for the quarter, EBITDAAL (earnings before interest, taxes, depreciation, amortization, gain or loss on property sales, and the LIFO inventory provision), which measures the Company's cash flow, was strong for the third quarter 1999 resulting in a realized contribution of $33.0 million as compared to $14.0 million for the same period in 1998. For the nine months, EBITDAAL was $43.2 million in 1999 compared to a negative $3.7 million in 1998, a $46.9 million improvement. This is mainly attributable to strong refining and wholesale performance.

	Despite the operating loss reported for the quarter under the Company's LIFO inventory accounting, we experienced very positive cash flow from operations. During this extremely volatile period in oil prices we have maintained a solid balance sheet as our working capital ratio, measured on a FIFO inventory basis reflecting the Company's liquidity, remains at the December 31, 1998 level of over 1.1 to 1.

	Subsequent to the end of the quarter, the Company completed the sales of certain non-strategic retail units resulting in cash proceeds of approximately $10 million, which will be reflected in fourth quarter operating results.

                               Sincerely,



                               /s/-- HENRY A. ROSENBERG, JR.
                               ----------------------------
                               HENRY A. ROSENBERG, JR.
                               Chairman of the Board,
                               Chief Executive Officer and President


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
EXHIBIT 20

                      CROWN CENTRAL PETROLEUM CORPORATION
                              OPERATING STATISTICS

                                       Nine Months Ended     Three Months Ended
                                          September 30         September 30
                                         1999     1998         1999      1998
                                        ------   ------       ------    ------
COMBINED REFINERY OPERATIONS
----------------------------

Production (BPD - M)                      140      158           149       158
Production (MMbbl)                       38.3     43.2          13.7      14.6
Sales (MMbbl)                            33.7     47.4          12.3      16.3
Gross Margin ($/bbl)                     3.40     1.77          4.54      2.57
Gross Profit ($MM)                      114.7     84.0          55.7      41.8
Operating Cost ($/bbl)                  (2.88)   (2.12)        (2.65)    (2.10)
Operating Cost ($MM)                    (97.0)  (100.6)        (32.6)    (34.1)
Refining Operating Profit (Loss) ($MM)   17.7    (16.6)         23.1       7.7

RETAIL
------

Number Stores                             345      342           345       342
Volume (pmps - Mgal)                      121      128           125       133
Volume (MMgal)                            377      395           130       136
Gasoline Gross Margin ($/gal)           0.084    0.098         0.068     0.115
Gasoline Gross Profit ($MM)              31.6     38.9           8.8      15.6

Merchandise Sales (pmps - $M)            26.1     24.5          27.9      26.7
Merchandise Sales ($MM)                  81.0     75.3          28.9      27.4
Merchandise Gross Margin  (%)            31.7     30.5          33.5      30.5
Merchandise Gross Profit ($MM)           25.7     23.0           9.7       8.4
Ancillary Income, Net ($MM)              10.6      9.0           3.6       3.1

Retail Gross Profit ($MM)                67.9     70.9          22.1      27.1
Retail Operating Costs (pmps - $M)      (20.9)   (20.0)        (20.7)    (20.7)
Retail Operating Costs ($MM)            (65.0)   (61.5)        (21.4)    (21.2)
Retail Operating Profit (Loss) ($MM)      2.9      9.4           0.7       5.9

WHOLESALE / TERMINAL
  OPERATING PROFIT (LOSS)  ($MM)         13.5     (4.3)          6.6      (1.1)

OTHER
-----

LIFO (Provision) Recovery ($MM)         (50.6)    18.9         (29.1)      3.1
Corporate Overhead ($MM)                (18.4)   (18.0)         (6.2)     (6.2)
Net Interest (Expense) ($MM)            (10.7)    (9.2)         (3.8)     (3.1)
Other (Expense) Income ($MM)              1.0      1.0          (0.2)     (0.7)
Income Tax Benefit (Expense) ($MM)       15.7      6.0           2.9      (2.5)

Total Net (Loss) Income ($MM)           (28.9)   (12.8)         (6.0)      3.1

Depreciation & Amortization ($MM)        27.4     25.2           9.5       8.6
Net Interest Expense ($MM)               10.7      9.2           3.8       3.1
LIFO Provision (Recovery) ($MM)          50.6    (18.9)         29.1      (3.1)
Loss from Asset Disposals ($MM)          (0.9)    (0.4)         (0.5)     (0.2)
Income Tax (Benefit) Expense ($MM)      (15.7)    (6.0)         (2.9)      2.5

EBITDAAL ($MM)                           43.2     (3.7)         33.0      14.0

Capital Expenditures ($MM)               18.3     25.8           5.4       9.1

[FN]
------------------------------------------------------------------------------
BPD = Barrels per day  pmps = per month per store
M = in thousands
MM = in millions
bbl = barrel or barrels as applicable
gal = gallon or gallons as applicable

Note: To conform to the 1999 presentation, the Retail information for 1998 has been restated. This restatement had no effect on the retail gross profit as originally presented.


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                                                                    EXHIBIT 20

             CROWN CENTRAL PETROLEUM CORPORATION AND SUBSIDIARIES
                 DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA

                                     Nine Months Ended  Three Months Ended
                                       September 30        September 30
                                       1999      1998        1999     1998
                                     --------- ---------  --------- ---------
Sales and operating revenues         $ 866,478 $ 979,254  $ 359,899 $ 312,461

(Loss) income before income taxes      (44,542)  (18,809)    (8,921)    5,558

Net (loss) income                      (28,887)  (12,811)    (6,018)    3,083

Net (loss) income per share:
  Basic and diluted                  $   (2.93)$   (1.30) $   (0.61)$    0.31

Weighted average shares used in the computation
  of net (loss) income per share:
  Basic                              9,856,584  9,829,683 9,845,218 9,839,282
  Diluted                            9,856,584  9,829,683 9,845,218 9,873,177

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